UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

_______________________

For the Month of December 2013

Commission File Number: 000-50984

eLong, Inc. (Exact Name of Registrant as Specified in its Charter)

Xingke Plaza, Tower B, Third Floor 10 Middle Jiuxianqiao Road Chaoyang District _________ Beijing 100015, People’s Republic of China (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X .  Form 40-F___.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____ No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____ No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X  .

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On December 18, 2013 (Beijing time), eLong, Inc. (NASDAQ: LONG), a leading mobile and online travel company in China, held its annual general meeting of shareholders. At the meeting the following eleven persons were re-elected to the Board of Directors of eLong, Inc.:

Fernando Gil de Bernabé,

Guangfu, Cui,

Dhiren Fonseca,

Thomas Gurnee,

Dara Khosrowshahi,

Henrik Kjellberg,

Dan Lynn,

Cyril Ranque,

Michael Scown,

Johan Svanstrom, and

Xiaoguang Wu.

*          *          *

About eLong, Inc.

eLong, Inc. (Nasdaq: LONG) is a leader in mobile and online hotel reservations in China offering consumers a leading hotel network of approximately 240,000 bookable domestic and international properties in 200 countries worldwide. eLong uses innovative technology to enable travelers to make informed hotel and air ticket booking decisions through its convenient mobile (iPhone, iPad, Android, and Windows Phone) applications, websites and easy to use tools such as destination guides, photos, virtual tours, maps and user reviews. eLong provides 24-hour customer support and the ability to fulfill domestic and international air ticket reservations across China. eLong’s largest shareholders are Expedia, Inc. (Nasdaq: EXPE) and Tencent Holdings Ltd. (HKSE: 0700). eLong operates websites including www.elong.com and www.elong.net.

For further information, please contact:

eLong, Inc.

Investor Relations

ir@corp.elong.com

+86-10-6436-7570

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: December 18, 2013

ELONG, INC.

By:   /s/ Sami Farhad

Name: Sami Farhad

Title: Vice President & General Counsel